245 Summer Street

Fidelity® Investments

Boston, MA 02210

August 16, 2023

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Salem Street Trust (the trust): File Nos. 002-41839 and 811-02105 Fidelity Corporate Bond Fund Fidelity Series Corporate Bond Fund (the fund(s)) Post-Effective Amendment No. 565

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Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 565 to the trust’s current effective Registration Statement on Form N-1A.  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

This filing contains the Prospectus(es) and Statement(s) of Additional Information for the fund(s) referenced above.

Pursuant to Rule 472 under the 33 Act, copies indicating modifications and editorial changes made since the filing of the last applicable Registration Statement for each fund’s Prospectus(es) and SAI(s) are filed herein.

This filing incorporates changes to remove “investment-grade” from the name test policy so the funds’ exposure to high yield corporate bonds will be included in the name test to alleviate existing challenges in managing the funds’ overall liquidity and duration. This filing also serves to make other non-material changes.

Pursuant to Rule 485(a), the trust elects an effective date of October 30, 2023.  We request your comments by September 15, 2023.  Please note that certain charts and tabular information will be included in the applicable Prospectus(es) and Statement(s) of Additional Information in a subsequent amendment to the trust’s Registration Statement.

Please contact Renée Fuller at (603) 721-4221 with any questions or comments regarding this filing.

Sincerely,

/s/Renée Fuller Renée Fuller Shareholder Reporting